Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 7 DATED JUNE 26, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014, Supplement No. 2 dated March 19, 2014, Supplement No. 3 dated April 1, 2014, Supplement No. 4 dated May 1, 2014, Supplement No. 5 dated May 16, 2014 and Supplement No. 6 dated June 2, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	a recent real property investment;
(3)	potential real property investments;
(4)	updates to the Prior Performance Summary; and
(5)	updates to the prior performance information and tables.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of June 25, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 715,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $17.5 million (including shares issued pursuant to our distribution reinvestment plan). We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of June 25, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investment
 The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of June 25, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned four properties, located in three states, consisting of approximately 44,000 gross rentable square feet of commercial space. We acquired one property, listed below, between June 1, 2014 and June 25, 2014.

Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Tractor Supply — Midland, NC	Home and Garden	1	Tractor Supply Company	19,097	$3,136,364

The following information supplements, and should be read in conjunction with, the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of June 25, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned four properties, located in three states, consisting of approximately 44,000 gross rentable square feet of commercial space. We acquired one property, listed below, between June 1, 2014 and June 25, 2014, which was acquired through the use of proceeds from our initial public offering.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Tractor Supply — Midland, NC	June 20, 2014	2013	$3,136,364	$78,409	6.60%	7.39%	100%

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the tenant at the property listed above:

Property	Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
Tractor Supply — Midland, NC	Tractor Supply Company	19,097	100%	4/5 yr.	$207,000	$10.84	6/20/2014	–	4/30/2018
					$228,000	$11.94	5/1/2018	–	4/30/2023
					$254,400	$13.32	5/1/2023	–	4/30/2028

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of June 25, 2014 for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	—	—	—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	—	—	—	—%
2022	—	—	—	—%
2023	1	6,960	89,490	19%
2024	—	—	—	—%
Thereafter	3	37,297	380,518	81%
	4	44,257	$470,008	100%
Depreciable Tax Basis
For federal income tax purposes, the depreciable basis in the property described in this prospectus supplement is approximately $2.6 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any significant renovations, improvements or development of the property described in this prospectus supplement that would be an additional cost to us, and we believe the property described in this prospectus supplement is adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property Description	Expected Acquisition Date	Anticipated Approximate Purchase Price (1)	Anticipated Approximate Fees and Expenses to Be Paid to Sponsor (2)
CVS — Riverton, NJ	June 2014	$6,080,000	$152,000
Academy Sports — Cartersville, GA	June 2014	10,496,000	262,400
Mattress Firm — Draper, UT (3)	July 2014	2,387,000	59,675
Family Dollar — Morgan, UT (3)	July 2014	1,275,000	31,875
Family Dollar — Salina, UT (3)	July 2014	1,400,001	35,000
		$21,638,001	$540,950

(1)	Anticipated approximate purchase price does not include acquisition related expenses.

(2)
Anticipated approximate fees and expenses to be paid to sponsor upon closing represent amounts that would be payable to an affiliate of our advisor for acquisition fees and expenses in connection with the respective property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3) This potential property was previously disclosed in Supplement No. 6 dated June 2, 2014.
Our property acquisitions are generally expected to be subject to long-term triple or double net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property Description	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
CVS — Riverton, NJ	1	Riverton NJ CVS, LLC	12,900	100%
Academy Sports — Cartersville, GA	1	Academy, Ltd.	71,680	100%
Mattress Firm — Draper, UT	1	Mattress Firm, Inc.	4,995	100%
Family Dollar — Morgan, UT	1	Family Dollar, Inc.	8,000	100%
Family Dollar — Salina, UT	1	Family Dollar, Inc.	8,320	100%
			105,895

The table below provides leasing information for the tenants at each potential property.

Property Description	Tenant	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
CVS — Riverton, NJ	Riverton NJ CVS, LLC	4/5 yr.	$383,388	$29.72	6/30/2014	–	1/31/2033
Academy Sports — Cartersville, GA	Academy, Ltd.	3/5 yr.	$734,720	$10.25	6/30/2014	–	4/30/2029
Mattress Firm — Draper, UT	Mattress Firm, Inc.	2/5 yr.	$189,810	$38.00	7/15/2014	–	6/30/2019
			$208,791	$41.80	7/1/2019	–	6/30/2025
Family Dollar — Morgan, UT	Family Dollar, Inc.	6/5 yr.	$102,000	$12.75	7/15/2014	–	3/31/2023
Family Dollar — Salina, UT	Family Dollar, Inc.	6/5 yr.	$112,000	$13.46	7/15/2014	–	5/31/2024

(1)	Represents number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents lease term beginning with the anticipated purchase date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

We expect to purchase the properties with proceeds from the offering and available debt proceeds from the Credit Facility. Following their acquisition, we may use the properties as collateral in future financings.
Updates to the Prior Performance Summary
The following information supersedes and replaces the section of our prospectus captioned “Prior Performance Summary” beginning on page 132 of the prospectus.
Prior Investment Programs
The information presented in this section and in the Prior Performance Tables attached to this prospectus provides relevant summary information on the historical experience of the public real estate programs managed over the last ten years by our sponsor, Cole Capital, including certain officers and directors of our advisor. The prior performance of the public programs previously sponsored by Cole Capital is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns comparable to those experienced by investors in prior public real estate programs sponsored by Cole Capital.

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by Cole Capital. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Conflicts of Interest” section of this prospectus for additional information.
The Prior Performance Tables set forth information as of the dates indicated regarding the prior programs subject to public reporting requirements, including (1) experience in raising and investing funds (Table I); (2) annual operating results of prior real estate programs (Table III); (3) results of completed programs (Table IV); and (4) results of sales or disposals of properties (Table V). In addition, the information previously included in Table II related to the compensation paid to the sponsor and its affiliates has been included in Table IV. A separate Table II has not been provided. The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like public programs. The following discussion is intended to summarize briefly the objectives and performance of the prior public real estate programs and to disclose any material adverse business developments sustained by them. As of December 31, 2013, all of the prior public real estate programs had investment objectives similar to those of this program.
Summary Information
Cole Capital is currently sponsoring or has sponsored eight publicly offered REITs, CCPT, CCPT II, Cole, CCIT, CCIT II, Cole Income NAV Strategy, CCPT IV, and CCPT V, during the period from January 1, 2004 to December 31, 2013. As of December 31, 2013, each of the other publicly offered REITs had similar investment objectives to our program. As of December 31, 2013, these prior programs had raised a total of $11.5 billion from approximately 229,000 investors; however, CCIT II and CCPT V had not yet broken escrow, and therefore had not raised any funds from unaffiliated investors. For more detailed information about the experience of our sponsor in raising and investing funds and compensation paid to the sponsor of CCPT II, Cole, and CCIT, see Tables I and IV of the Prior Performance Tables.
During the period from January 1, 2004 to December 31, 2013, the prior public real estate programs purchased 2,302 properties located in 48 states and the U.S. Virgin Islands for an aggregate purchase price of $15.7 billion, excluding any acquisitions by Cole or CCPT II subsequent to their program completion dates. The table below gives information about these properties by region.

	Properties Purchased
Location	Number	% of Total Purchase Price
South	1,287	48.2%
Midwest	623	21.0%
West	229	19.5%
Northeast	162	11.2%
U.S. Virgin Islands	1	0.1%
	2,302	100.0%
Based on the aggregate purchase price of the 2,302 properties, approximately 42.3% were single-tenant retail properties, approximately 23.9% were multi-tenant retail properties, approximately 19.8% were office and/or industrial properties, approximately 13.9% were single-tenant commercial properties and approximately 0.1% was land.
The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior public real estate programs sponsored by Cole Capital as of December 31, 2013:

Type of Property	New	Used	Construction
Retail/Commercial	9.3%	90.6%	—%
Land	—%	1.8%	98.2%
Office/Industrial	19.7%	80.3%	—%
As of December 31, 2013, three of the prior public programs had sold 56 properties for $742.9 million.

Prior Public Programs
Cole Credit Property Trust, Inc. (CCPT I)
On April 6, 2004, CCPT I commenced a private placement of shares of its common stock for $10.00 per share, subject to certain volume and other discounts. CCPT I completed the private placement on September 16, 2005, after having raised aggregate gross proceeds of approximately $100.3 million. As of December 31, 2013, CCPT I, which has similar investment objectives to the other public programs, had approximately 1,400 investors, and had acquired 39 single-tenant retail properties located in 19 states for an aggregate acquisition cost of approximately $164.4 million. Additionally, as of December 31, 2013, CCPT I had sold six properties for $42.2 million. On March 17, 2014, CCPT I entered into an agreement and plan of merger (the CCPT Merger Agreement), among CCPT I, ARCP and Desert Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of ARCP (Desert Merger Sub), pursuant to which, among other things, Desert Merger Sub commenced a cash tender offer (the Offer) to purchase all of CCPT I’s outstanding shares of common stock. Following the expiration of the Offer and the exercise of the top-up option provided for in the CCPT Merger Agreement on May 19, 2014, CCPT I merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a direct wholly-owned subsidiary of ARCP (the CCPT Merger).
Cole Credit Property Trust II, Inc. (CCPT II)
On June 27, 2005, CCPT II commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. CCPT II terminated its initial public offering on May 22, 2007 and commenced a follow-on public offering on May 23, 2007. Pursuant to the follow-on offering, CCPT II offered and sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to its distribution reinvestment plan. CCPT II terminated its follow-on offering on January 2, 2009, although it continued to offer and sell shares of its common stock to existing CCPT II stockholders pursuant to its distribution reinvestment plan through December 6, 2012. On January 22, 2013, CCPT II entered into an agreement and plan of merger with Spirit, a publicly listed REIT. The agreement and plan of merger provided for the merger of Spirit with and into CCPT II, with CCPT II continuing as the surviving corporation under the name “Spirit Realty Capital, Inc.” On July 17, 2013, the merger and the other transactions contemplated by the agreement and plan of merger were completed. As of July 16, 2013, the day prior to the merger, CCPT II had raised approximately $2.3 billion from approximately 41,000 investors and owned 411 single-tenant retail properties, 313 single-tenant commercial properties, and 23 multi-tenant retail properties in 45 states and the U.S. Virgin Islands, or a total of 747 properties, with an aggregate acquisition cost of approximately $3.3 billion.
Cole Real Estate Investments, Inc. (Cole)
On October 1, 2008, Cole commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole terminated its initial public offering on October 1, 2010 and commenced a follow-on public offering on October 1, 2010. Pursuant to the follow-on offering, Cole sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to its distribution reinvestment plan. Cole ceased issuing shares in its follow-on offering on April 27, 2012, although it continued to offer and sell shares pursuant to its distribution reinvestment plan. On April 5, 2013, Cole completed a transaction whereby Cole Holdings merged with and into CREI, a wholly-owned subsidiary of CCPT III (the Cole Holdings Merger). CCPT III changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange (the NYSE) on June 20, 2013. On October 22, 2013, Cole entered into an agreement and plan of merger with ARCP (the ARCP Merger Agreement). The ARCP Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the ARCP Merger as a wholly-owned subsidiary of ARCP. On February 7, 2014, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement were completed. As of June 19, 2013, the date prior to the listing, Cole had raised approximately $5.0 billion from approximately 101,000 investors and owned 801 single-tenant retail properties, 130 single-tenant commercial properties, 73 multi-tenant retail properties, nine office and/or industrial properties and one land parcel in 48 states, or a total of 1,014 properties which includes four consolidated joint ventures, with an aggregate acquisition cost of approximately $8.0 billion. In addition, through seven unconsolidated joint venture arrangements as of December 31, 2013, Cole had interests in 12 properties comprising 2.3 million gross rentable square feet of commercial space.
Cole Corporate Income Trust, Inc. (CCIT)
On February 10, 2011, CCIT commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. CCIT ceased issuing shares in its primary offering on November 21, 2013, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. As of December 31, 2013, CCIT had raised approximately $1.9 billion from approximately 38,000 investors and owned 77 office and/or industrial properties in 28 states with an aggregate acquisition cost of approximately $2.4 billion, which included one consolidated joint venture.
Cole Credit Property Trust IV, Inc. (CCPT IV)
On January 26, 2012, CCPT IV commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. CCPT IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. As of December 31, 2013, CCPT IV had raised approximately $2.1 billion from approximately 46,000 investors and owned 292 single-tenant retail properties and 45 multi-tenant properties in 38 states, or a total of 337 properties, with an aggregate acquisition cost of approximately $2.2 billion.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
On December 6, 2011, Cole Income NAV Strategy commenced an initial public offering of up to $4.0 billion in shares of its common stock at an initial offering price of $15.00 per share. The conditions of the escrow agreement were satisfied on December 7, 2011, and thereafter, the per share purchase price of Cole Income NAV Strategy’s common stock varies from day-to-day and, on any given business day, is equal to its net asset value (NAV) divided by the number of shares of its common stock outstanding as of the end of business on such day. The purchase price for shares under Cole Income NAV Strategy’s distribution reinvestment plan is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. As of December 31, 2013, Cole Income NAV Strategy had raised approximately $67.8 million from approximately 1,200 investors and owned 24 single-tenant commercial properties, 5 office and/or industrial properties and three multi-tenant retail properties, or a total of 32 properties, in 19 states with an aggregate acquisition cost of approximately $103.3 million.
Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II)
On September 17, 2013, CCIT II commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. On January 13, 2014, the conditions of the escrow agreement were satisfied, and thereafter CCIT II commenced principal operations.
Cole Credit Property Trust V, Inc. (CCPT V)
On March 17, 2014, CCPT V commenced an initial public offering of shares of its common stock for $25.00 per share, subject to certain volume and other discounts, in a primary offering, and for $23.75 per share pursuant to a distribution reinvestment plan. On March 18, 2014, the conditions of the escrow agreement were satisfied, and thereafter CCPT V commenced principal operations.
Any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the Securities and Exchange Commission by CCPT, CCPT II, Cole, CCPT IV, CCIT and Cole Income NAV Strategy within the last 24 months at www.colecapital.com or www.sec.gov. For a reasonable fee, we will provide copies of any exhibits to such Form 10-K.
Liquidity Track Record
Prior Public Programs
Of the eight prior public programs sponsored by Cole Capital discussed above, two programs, CCPT II and Cole, have completed liquidity events and CCPT has entered into a transaction that is expected to result in a liquidity event.
Cole Credit Property Trust II, Inc. (CCPT II)
As noted above, on July 17, 2013, the merger of CCPT II with Spirit was completed. Pursuant to the agreement and plan of merger, each Spirit stockholder received 1.9048 shares of CCPT II common stock for each share of Spirit common stock held immediately prior to the effective time of the merger (which equated to an inverse exchange ratio of 0.525 shares of Spirit common stock for one share of CCPT II common stock). The shares of the combined company’s common stock traded on July 17, 2013 at $9.27 per share on the NYSE under the symbol “SRC.” As of December 31, 2013, Spirit's publicly reported stock price was $9.83 per share.
Cole Real Estate Investments, Inc. (Cole)
As noted above, on April 5, 2013, CCPT III completed a transaction whereby Cole Holdings merged with and into CREI, a wholly owned subsidiary of CCPT III. CCPT III changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the NYSE on June 20, 2013 at an initial price of $11.50 per share. In connection with the Cole Holdings Merger, the sole stockholder of Cole Holdings and certain of Cole Holdings’ executive officers (collectively, the Holdings Executives) received a total of $21.9 million in cash, which included $1.9 million paid related to an excess working capital adjustment, and approximately 10,700,000 newly-issued shares of common stock of Cole (including approximately 661,000 shares withheld to satisfy applicable tax withholdings, the Upfront Stock Consideration). In addition, as a result of the listing of Cole’s common stock on the NYSE, an aggregate of approximately 2,100,000 shares of Cole’s common stock (including approximately 135,000 shares withheld to satisfy applicable tax withholdings, the Listing Consideration) were issued to the Holdings Executives. In accordance with the merger agreement and as further discussed below, approximately 4,300,000 shares of the Upfront Stock Consideration and the Listing Consideration were placed into escrow (the Escrow Shares) and were scheduled to be released on April 5, 2014, subject to meeting certain requirements. The Upfront Stock Consideration and the Listing Consideration are subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date.
Pursuant to the merger agreement and certain preexisting transaction bonus entitlements, additional shares of Cole’s common stock were potentially payable in 2017 by Cole to the Holdings Executives as an “earn-out” contingent upon the acquired business’ demonstrated financial success during the years ending December 31, 2015 and 2016 (the Earnout Consideration). The Earnout Consideration was subject to a lockup until December 31, 2017. Additionally, the Holdings Executives may have been entitled to additional shares of Cole’s common stock (the Incentive Consideration) based on the terms of Cole’s advisory agreement with CCPT III Advisors, which was a wholly-owned subsidiary of Cole Holdings, in effect prior to the Cole Holdings Merger. However, the sole stockholder of Cole Holdings agreed as part of the Cole Holdings Merger to reduce the amount that would have been payable by 25%. The Incentive Consideration is based on 11.25% (reduced from 15% in Cole’s advisory agreement) of the amount by which the market value of Cole’s common stock raised in Cole’s initial offering, follow-on offering and distribution reinvestment plan offering (the Capital Raised) plus all distributions paid on such shares through the Incentive Consideration Test Period (as defined below) exceeds the amount of Capital Raised and the amount of distributions necessary to generate an 8% cumulative, non-compounded annual return to investors. The market value of the Capital Raised is based on the average closing price over a period of 30 consecutive trading days (the Incentive Consideration Test Period) beginning 180 days after June 20, 2013, the date Cole’s shares of common stock were listed on the NYSE.
On October 22, 2013, Cole entered into the ARCP Merger Agreement. The ARCP Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the ARCP Merger as a wholly-owned subsidiary of ARCP. On February 7, 2014, the ARCP Merger and the other transactions contemplated by the ARCP Merger Agreement were completed.
In connection with the execution of the ARCP Merger Agreement, the Holdings Executives entered into letter agreements with ARCP (together, the Letter Agreements), pursuant to which, among other arrangements, such persons would receive the Incentive Consideration from Cole in the form of shares of Cole common stock in the event the ARCP Merger was not consummated before the end of the Incentive Consideration Test Period. The Incentive Consideration Test Period ended January 30, 2014 and, in accordance with the terms of the merger agreement for the Cole Holdings Merger and the Letter Agreements, on January 31, 2014 Cole issued a total of 15,744,370 shares of Cole common stock to the Holdings Executives (before applicable tax withholding).
The Letter Agreements also provide that the shares of ARCP common stock issued to the Holdings Executives in connection with the ARCP Merger are generally subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date of the Cole Holdings Merger. The shares of ARCP common stock issued to the Holdings Executives that were attributable to the Contingent Consideration under the Cole Holdings Merger Agreement will be released from their lock-up (which generally prohibits transfer of such shares until December 31, 2017) on a quarterly basis on the last day of each calendar quarter, beginning with the first full calendar quarter following the consummation of the ARCP Merger through December 31, 2017.
The Letter Agreements also provided for the conversion of the Escrow Shares into shares of ARCP common stock or cash, depending on the applicable Holdings Executive’s election under the terms of the ARCP Merger Agreement.
Cole Credit Property Trust, Inc. (CCPT I)
As noted above, on March 17, 2014, CCPT I entered into the CCPT Merger Agreement among CCPT I, ARCP, and Desert Merger Sub pursuant to which, among other things, Desert Merger Sub commenced the Offer to purchase all of the outstanding shares of CCPT I's common stock at a price of $7.25 per share in cash, without interest, subject to applicable tax withholding. On May 19, 2014, CCPT I merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a direct wholly-owned subsidiary of ARCP. In the CCPT Merger, each share of common stock not purchased in the Offer (other than shares held by ARCP, any of its subsidiaries or any wholly-owned subsidiaries of CCPT I, which were automatically canceled and retired and ceased to exist) were converted into the right to receive the same cash consideration paid in the Offer.
Cole Corporate Income Trust, Inc. (CCIT)
CCIT disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. On March 31, 2014, CCIT disclosed that it had engaged Wells Fargo Securities, LLC to assist in its review of potential strategic options. CCIT ceased issuing shares in its primary offering on November 21, 2013, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. The timing and method of any liquidity event for CCIT was undetermined as of April 25, 2014.
Cole Credit Property Trust IV, Inc. (CCPT IV)
CCPT IV has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. CCPT IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. The timing and method of any liquidity event for CCPT IV was undetermined as of April 25, 2014.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
Cole Income NAV Strategy is structured as a perpetual-life, non-exchange traded REIT, which means that, subject to regulatory approval of registrations for additional future offerings, it will be selling shares of its common stock on a continuous basis and for an indefinite period of time.
Adverse Business and Other Developments
Adverse changes in general economic conditions have occasionally affected the performance of the prior programs. The following discussion presents a summary of significant adverse business developments or conditions experienced by Cole Capital’s prior programs over the past ten years that may be material to investors in this offering.
Share Valuation
CCPT I stated in its private placement memorandum that after two years from the last offering of its shares of common stock, CCPT I would provide an estimated value per share for the principal purpose of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA, and IRA trustees or custodians, which prepare reports relating to an investment in CCPT I’s shares of common stock. On January 31, 2014, CCPT I announced that its board of directors approved an estimated value of CCPT I’s common stock of $6.55 per share as of December 31, 2013. This was a decrease from the previously reported estimated value of CCPT I’s common stock of $7.75 per share as of December 31, 2012; $7.95 per share as of December 31, 2011; and $7.65 per share as of December 31, 2010 and 2009, announced January 15, 2013, January 13, 2012, January 13, 2011 and February 1, 2010, respectively. On March 17, 2014, CCPT I entered into the CCPT Merger Agreement among CCPT I, ARCP, and Desert Merger Sub pursuant to which, among other things, Desert Merger Sub commenced the Offer to purchase all of the outstanding shares of CCPT I's common stock at a price of $7.25 per share in cash. The shares of CCPT I’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the decrease in share value beginning with the December 31, 2009 valuation was a decline in real estate values, despite CCPT I’s properties maintaining a 100% occupancy rate. The decline in values resulted from disruptions in the credit markets and general economic conditions. In addition, in determining the estimated value of CCPT I’s shares of common stock in January 2014, the board of directors of CCPT I considered the potential impact of transaction costs that may be incurred in liquidating CCPT I’s portfolio on the net proceeds to be received by CCPT I stockholders in a liquidity transaction. The board of directors of CCPT I determined that, although transaction costs were not reflected in its previous determinations of CCPT I’s estimated share value, it would be appropriate to reflect the potential impact of such costs in the estimated per share value of CCPT I’s common stock as of December 31, 2013 in light of various factors. In determining an estimated value of CCPT I’s shares of common stock in January 2014, the board of directors of CCPT I relied upon information provided by an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services and information provided by CCPT I Advisors. In determining an estimated value of CCPT I’s shares of common stock in January 2013 and January 2012, the board of directors of CCPT I relied upon information provided by an independent investment banking firm that specializes in providing real estate financial services and information provided by CCPT I Advisors. In determining an estimated value of CCPT I’s shares of common stock in January 2011 and February 2010, the board of directors of CCPT I relied on information and analysis provided by an independent consultant that specializes in valuing commercial real estate companies and information provided by CCPT I Advisors. The statements of value were only estimates and may not reflect the actual value of

CCPT I’s shares of common stock. Accordingly, there can be no assurance that the estimated value per share would be realized by CCPT I’s stockholders if they were to attempt to sell their shares or upon liquidation.
In February 2009, FINRA informed broker-dealers that sell shares of non-exchange traded REITs that broker-dealers may not report, in a customer account statement, an estimated value per share that is developed from data more than 18 months old. To assist broker-dealers in complying with the FINRA notice, the board of directors of CCPT II established an estimated value of CCPT II’s common stock of $9.45 per share as of January 23, 2013. This was an increase from the previously reported estimated share values of $9.35 per share and $8.05 per share announced on July 27, 2011 and June 22, 2010, respectively. The shares of CCPT II’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the initial decrease in share value was a decline in real estate values resulting from disruptions in the credit markets and general economic conditions, in addition to a decline in CCPT II’s occupancy rate to 94% as of March 31, 2010. CCPT II’s occupancy rate increased to 96% as of June 30, 2013. In determining an estimated value of CCPT II’s shares of common stock in January 2013, the board of directors of CCPT II primarily considered the exchange ratio agreed to by the parties to the merger with Spirit as it was the result of arm’s length negotiations that occurred over a period of time leading up to the execution of the agreement and plan of merger between CCPT II and Spirit. In determining an estimated value of CCPT II’s shares of common stock in July 2011, the board of directors of CCPT II relied upon information provided by an independent investment banking firm that specializes in providing real estate financial services and information provided by Cole REIT Advisors II, LLC (CCPT II Advisors). In determining an estimated value of CCPT II’s shares of common stock in June 2010, the board of directors of CCPT II relied upon information provided by an independent consultant that specializes in valuing commercial real estate companies and information provided by CCPT II Advisors. On January 22, 2013, CCPT II entered into an agreement and plan of merger with Spirit, a publicly-listed REIT. The merger with Spirit was completed on July 17, 2013. The shares of the combined company’s common stock trade on the NYSE under the symbol “SRC” and traded at $9.27 per share and $9.83 per share as of July 17, 2013 and December 31, 2013, respectively.
Distributions and Redemptions
Cole Credit Property Trust, Inc. (CCPT I)
From June 2005 through February 2010, CCPT I paid a 7.00% annualized distribution rate based upon a purchase price of $10.00 per share. However, beginning in March 2010, CCPT I reduced its annualized distribution rate to 5.00% based on a purchase price of $10.00 per share, or 7.6% based on the most recent estimated value of $6.55 per share. The principal reasons for the lower distribution rate were the approximately $50.0 million of fixed rate debt that was to mature by year-end 2010 and the prevailing credit markets, which dictated higher interest rates upon refinancing and amortization provisions, requiring CCPT I to pay down a portion of the principal on a monthly basis over the life of the loan. As of December 31, 2013, CCPT I had paid approximately $53.9 million in cumulative distributions since inception. These distributions were fully funded by net cash provided by operating activities.
Pursuant to CCPT I’s share redemption program, CCPT I may use up to 1% of its annual cash flow, including operating cash flow not intended for distributions, borrowings, and capital transactions such as sales or refinancings, to satisfy redemption requests. Accordingly, CCPT I’s board of directors must determine at the beginning of each fiscal year the maximum amount of shares that CCPT I may redeem during that year. CCPT I’s board of directors determined that there was an insufficient amount of cash available for redemptions during the six years ended December 31, 2013 and the year ending December 31, 2014. CCPT I continues to accept redemption requests which are considered for redemption if and when sufficient cash is available to fund redemptions. Requests relating to approximately 248,000 shares remained unfulfilled as of December 31, 2013.
Cole Credit Property Trust II, Inc. (CCPT II)
From October 2005 through February 2006, CCPT II paid a 6.00% annualized distribution rate based upon a purchase price of $10.00 per share; from March 2006 through June 2006, CCPT II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2006 through June 2007, CCPT II paid a 6.50% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2007 through June 2009, CCPT II paid a 7.00% annualized distribution rate based upon a purchase price of $10.00 per share; and from July 2009 through June 30, 2013, CCPT II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share, or a 6.61% annualized distribution rate based on its then most recent estimate of the value of $9.45 per share. The principal reason for the reduction of the distribution rate was the drop in the occupancy rate of the CCPT II portfolio from 99% on December 31, 2008 to 95% on September 30, 2009, resulting in lower revenue. CCPT II’s occupancy rate as of June 30, 2013 was 96%.
As of June 30, 2013, CCPT II had paid approximately $732.5 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $652.2 million (89.0%), net borrowings of approximately $26.7 million (3.6%), net sale proceeds in excess of CCPT II’s investment in marketable securities of approximately $21.5 million (2.9%), principal repayments from mortgage notes receivable and real estate under direct financing leases, including excess amounts from prior years of $15.4 million (2.1%), offering proceeds of approximately $9.9 million (1.4%), net sale proceeds and return of capital in excess of CCPT II’s investment from CCPT II’s interest in joint ventures of approximately $5.9 million (less than 1.0%) and proceeds from the sale of real estate and condemnations of $909,000 (less than 1.0%). As of December 31, 2013, CCPT II had expensed approximately $9.9 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCPT II treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Pursuant to CCPT II’s share redemption program in effect during 2009, redemptions were limited to 3% of the weighted average number of shares outstanding during the prior calendar year, other than for redemptions requested upon the death of a stockholder. During 2009, CCPT II funded redemptions up to this limit. On November 10, 2009, CCPT II’s board of directors voted to temporarily suspend CCPT II’s share redemption program other than for requests made upon the death of a stockholder. The CCPT II board of directors considered many factors in making this decision, including the expected announcement of an estimated value of CCPT II’s common stock in June 2010 and continued uncertainty in the economic environment and credit markets. On June 22, 2010, CCPT II’s board of directors reinstated the share redemption program, with certain amendments, effective August 1, 2010. Under the terms of the revised share redemption program, during any calendar year, CCPT II would redeem shares on a quarterly basis, up to one-fourth of 3% of the weighted average number of shares outstanding during the prior calendar year (including shares requested for redemption upon the death of a stockholder). In addition, funding for redemptions for each quarter would be limited to the net proceeds received from the sale of shares, in the respective quarter, under CCPT II’s distribution reinvestment plan. On December 6, 2012, CCPT II suspended its share redemption program in anticipation of a potential liquidity event. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the fourth quarter of 2012 on or before December 6, 2012 and that were determined to be in good order on or before December 12, 2012 were honored in accordance with the terms, conditions and limitation of the share redemption program. CCPT II did not process or accept any requests for redemption received after December 6, 2012. As of June 30, 2013, CCPT II had redeemed approximately 13,000 shares for $121,000 pursuant to redemption requests received on or before December 6, 2012.
Cole Real Estate Investments, Inc. (Cole)
Cole’s board of directors began authorizing distributions in January 2009, after Cole commenced business operations. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on January 6, 2009 through March 31, 2009. During the period commencing on April 1, 2009 and ending on March 31, 2010, Cole paid a 6.75% annualized distribution rate based upon a $10.00 per share purchase price. Cole paid a 7.00% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 1, 2010 and ending on December 31, 2010. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing January 1, 2011 through April 4, 2013. The principal reason for the reduction of the distribution rate was to align more closely the distribution rate with Cole’s then-current operating income. On April 5, 2013, Cole’s annualized distribution rate increased to 7.00% based upon an assumed $10.00 per share purchase price.
As of June 30, 2013, Cole had paid approximately $785.6 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $570.8 million (72.6%), offering proceeds of approximately $173.3 million (22.1%), net borrowings of $32.8 million (4.2%) and distributions received in excess of income from unconsolidated joint ventures of approximately $8.7 million (1.1%). As of June 30, 2013, Cole had expensed approximately $216.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Cole’s share redemption program provided, in general, that the number of shares Cole may redeem was limited to 5% of the weighted average number of shares outstanding during the trailing 12-month period prior to the end of the fiscal quarter for which redemptions are paid. In addition, the cash available for redemption was limited to the proceeds from the sale of shares pursuant to Cole’s distribution reinvestment plan. As of June 20, 2013, Cole had redeemed in full all valid redemption requests received in good order. A valid redemption request was one that complies with the applicable requirements and guidelines of Cole’s share redemption program. On April 12, 2013, Cole announced that its board of directors had voted to suspend Cole’s share redemption program in anticipation of the listing of its shares on the NYSE. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2013 and determined by Cole to be in good order on or before April 22, 2013 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole’s share redemption program was terminated effective June 20, 2013, the date on which its common stock was listed on the NYSE.

Cole Credit Property Trust IV, Inc. (CCPT IV)
CCPT IV’s board of directors began authorizing distributions in April 2012, after CCPT IV commenced business operations. CCPT IV paid a 6.25% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 14, 2012 through June 30, 2014. As of December 31, 2013, CCPT IV had paid approximately $51.4 million in cumulative distributions since inception. These distributions were funded by offering proceeds of approximately $43.8 million (85.2%) and net cash provided by operating activities of approximately $7.6 million (14.8%). As of December 31, 2013, CCPT IV had expensed approximately $62.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCPT IV treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition costs are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Cole Corporate Income Trust, Inc. (CCIT)
CCIT’s board of directors began authorizing distributions in June 2011, after the company commenced business operations. CCIT paid a 6.50% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on June 29, 2011 through June 30, 2014. As of December 31, 2013, CCIT had paid approximately $54.0 million in cumulative distributions since inception. The distributions were funded by offering proceeds of approximately $52.5 million (97.2%) and net cash provided by operating activities of approximately $1.5 million (2.8%). As of December 31, 2013, CCIT had expensed approximately $61.0 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCIT treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Programs of the American Realty Capital Group of Companies
Prior to February 7, 2014, when ARCP acquired Cole, Nicholas S. Schorsch, our Chairman, Chief Executive Officer and President, had no interest in us or the other non-traded REITs currently sponsored by Cole Capital (which has been controlled by ARCP since February 7, 2014). Following the consummation of ARCP’s acquisition of Cole, Mr. Schorsch became our Chairman, Chief Executive Officer and President. As noted in Mr. Schorsch’s biography in the “Management — Executive Officers and Directors” section of this prospectus, as supplemented to date, Mr. Schorsch holds positions in various non-traded REITs and direct investment programs of the American Realty Capital group of companies which are sponsored directly or indirectly by AR Capital. While we do not believe that AR Capital has any sponsorship interest in us or the other non-traded REITs sponsored by Cole Capital, we believe certain information with respect to the non-traded REITs sponsored directly or indirectly by AR Capital, particularly its net-lease focused non-traded REITs, which had or have similar investment objectives to us, may be relevant so long as Mr. Schorsch remains both: (i) the chief executive officer of ARCP, our chief executive officer or the chief executive officer of other non-traded REITs sponsored by Cole Capital; and (ii) the chief executive officer of AR Capital. Therefore, we have included summary information below regarding the prior programs sponsored directly or indirectly by AR Capital, which includes information with respect to the net lease-focused non-traded REITs sponsored directly by AR Capital that have or had similar investment objectives to us. The summary information has been derived from publicly available data and has not been sourced directly from the programs sponsored directly or indirectly by AR Capital.
During the period from August 2007 (inception of the first program) to December 31, 2013, AR Capital has directly or indirectly sponsored 15 public programs, all of which had raised funds as of December 31, 2013. Of those 15 public programs, we believe only ARCP, ARC DNAV, ARCT, ARCT III, ARC IV and ARCT V have investment objectives similar to ours. From August 2007 (inception of the first public program) to December 31, 2013, the 15 public programs sponsored directly or indirectly by AR Capital, which include ARC RTF, ARCT, ARCT III, ARCT IV, PE-ARC, ARC-HT, ARCT V, NYRT, DNAV, ARCG, ARCP, ARC RCA, ARC HT II, PE-ARC II and HOST, had raised $14.0 billion from 238,250 investors in public offerings. All 15 public programs purchased 4,121 properties with an aggregate purchase price of $17.7 billion in 49 states, Washington, D.C., the Commonwealth of Puerto Rico and the United Kingdom.
Liquidity of Public Programs
FINRA Rule 2310(b)(3)(D) requires that the liquidity of prior public programs sponsored directly or indirectly by AR Capital be disclosed, which for this purpose excludes ARCP, a REIT that is and always has been listed on a national securities exchange, commencing with The NASDAQ Capital Market and, subsequently, The NASDAQ Global Select Market. Through December 31, 2013, American Reality Capital has directly sponsored the following other public programs (excluding ARCP): ARCT, NYRT, PE-ARC, ARC HT, ARC RCA, ARC DNAV, ARCT III, ARC Global, ARCT IV, ARC HT II, ARCT V, ARC RFT, BDCA, PE-ARC II and ARC HOST. ARCT was a non-traded REIT until March 1, 2012, when it listed its shares of common stock on The NASDAQ Global Select Market. ARCT’s prospectus for its initial public offering provided that it would seek to consummate a listing of shares of its common stock on a national securities exchange by the tenth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARCT achieved a listing on a national securities exchange within the time it contemplated to do so. Additionally, ARCT III was a non-traded REIT until February 28, 2013, when it merged with and into ARCP. ARCT III’s prospectus for its initial public offering provided that ARCT III would seek to consummate a sale or merger by the fifth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT III achieved a sale or merger within the time it contemplated to do so. Further, ARCT IV was a non-traded REIT until January 3, 2014, when it merged with and into ARCP. ARCT IV’s prospectus for its initial public offering provided that ARCT IV would seek to consummate a sale or merger by the sixth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT IV achieved a sale or merger within the time it contemplated to do so. Additionally, ARC HT was a non-traded REIT until April 7, 2014, when it listed its shares of common stock on The NASDAQ Global Select Market, under the symbol "HCT." ARC HT’s prospectus for its initial public offering provided that it would seek to consummate a listing of its common stock on a national securities exchange by the eighth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARC HT achieved a listing on a national securities exchange within the time it contemplated to do so. In addition, NYRR was a non-traded REIT until April 15, 2014, when it listed its shares of common stock on the NYSE under the symbol "NYRT." NYRR's prospectus for its initial public offering provided that it would seek to consummate a liquidity event not later than five years after the termination of its initial public offering. By listing its common stock on the NYSE, NYRR achieved a liquidity event within the time it contemplated to do so.
The prospectus for each of these other public programs states a date or time period by which it may be liquidated or engage in another liquidity event. Further, PE-ARC and ARCT V have completed their primary offering stages. ARC DNAV, ARC Global, ARC RFT, ARC HT II, BDCA, PE-ARC II and ARC HOST are in their offering and acquisition stages. Other than ARCT, ARCT III and ARCT IV, none of these public programs have reached the stated date or time period by which they may be liquidated or engage in another liquidity event.
Adverse Business Developments and Conditions
The net losses incurred by the public and non-public programs are primarily attributable to non-cash items and acquisition expenses incurred for the purchases of properties which are not ongoing expenses for the operation of the properties and not the impairment of the programs’ real estate assets. With respect to ARCT, for the years ended December 31, 2012, 2011, 2010 and 2009, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period, and for the year ended December 31, 2008, 71% of the net losses were attributable to depreciation and amortization, and the remaining 29% of the net losses were attributable to the fair market valuation of certain derivative investments held. With respect to ARCT III, for the year ended December 31, 2012, 98% of the net losses were attributable to depreciation and amortization expenses; and for the year ended December 31, 2011, 95% of the net losses were attributable to acquisition and transaction related expenses. With respect to ARCT IV, for the year ended December 31, 2013, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses; and for the year ended December 31, 2012, 91% of the net losses were attributable to acquisition and transaction related expenses. With respect to PE-ARC, for the years ended December 31, 2013 and 2012, the entire net loss was attributable to depreciation and amortization expenses; for the year ended December 31, 2011, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses; and for the year ended December 31, 2010, the net losses were primarily attributable to acquisition and transaction related expenses and general and administrative expenses. With respect to ARC HT, for the years ended December 31, 2013 and 2012, the entire net loss was attributable to depreciation and amortization expenses and for the year ended December 31, 2011, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses. With respect to ARCT V, for the year ended December 31, 2013, the entire net loss was attributable to acquisition and transaction related expenses. With respect to NYRR, for the years ended December 31, 2013, 2012 and 2011, the net loss was attributable to depreciation and amortization expenses; and for the year ended December 31, 2010, the net losses were primarily attributable to depreciation and amortization and acquisition and transaction related expenses.
As of December 31, 2013, AR Capital’s public programs have purchased 4,121 properties. From 2008 to 2013, AR Capital’s programs referenced above have experienced a non-renewal of 91 leases, 81 of which have been leased to new tenants. Additionally, during this time AR Capital’s programs have experienced a renewal of 141 leases. Further, none of these programs have been subject to mortgage foreclosure or significant losses on the sales of properties during the same period of time.
Other than as disclosed above, AR Capital has not publicly disclosed any other major adverse business developments or conditions experienced by any of its programs or non-program properties that would be material to investors.

Updates to Prior Performance Information and Tables
The information attached hereto as Appendix A supersedes and replaces the section of our prospectus captioned “Appendix A: Prior Performance Tables” beginning on page A-1 of the prospectus.

APPENDIX A
PRIOR PERFORMANCE TABLES

The prior performance tables that follow present certain information regarding certain public real estate programs previously sponsored by entities affiliated with our sponsor, Cole Capital, including this program. The Company has presented all prior programs subject to public reporting requirements (“Prior Public Real Estate Programs”) that have similar investment objectives to this offering. In determining which Prior Public Real Estate Programs have similar investment objectives to this offering, the Company considered factors such as the type of real estate acquired by the program, the extent to which the program was designed to provide current income through the payment of cash distributions or to protect and preserve capital contributions, and the extent to which the program seeks to increase the value of the investments made in the program. The information in this section should be read together with the summary information in this prospectus under “Prior Performance Summary.”

These tables contain information that may aid a potential investor in evaluating the program presented. However, the purchase of our shares will not create any ownership interest in the programs included in these tables.

The following tables are included in this section:

•	Table I — Experience in Raising and Investing Funds;

•	Table III — Annual Operating Results of Prior Real Estate Programs;

•	Table IV — Results of Completed Programs; and

•	Table V — Sales or Disposals of Properties.

The information previously included in Table II (Compensation to Sponsor) related to the compensation paid to sponsor has been included in Table IV. A separate Table II has not been provided.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS (UNAUDITED)

This table provides a summary of the experience of the sponsors of Prior Public Real Estate Programs for which offerings have been closed since January 1, 2011. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth below is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.

	Cole Credit Property Trust II, Inc. (1)	Cole Real Estate Investments, Inc. (2)	Cole Corporate Income Trust, Inc. (3)
Dollar amount offered	$2,270,000,000	$5,940,000,000	$3,070,000,000
Dollar amount raised	$2,266,234,296	$5,043,960,197	$1,923,548,955
Length of offering (in months)	97 months	57 months	Ongoing
Months to invest 90% of amount available for investment	40	23	35

(1) These figures are presented as of July 17, 2013, the date Cole Credit Property Trust II, Inc. merged with Spirit Realty Capital, Inc. (the "Spirit Merger”), and include Cole Credit Property Trust II, Inc.’s initial, follow-on public and distribution reinvestment plan offerings. Cole Credit Property Trust II, Inc. began its initial public offering on June 27, 2005 and closed its initial public offering on May 22, 2007. The total dollar amount registered in the initial public offering was $552.8 million. The total dollar amount raised in the initial public offering was $547.4 million. Cole Credit Property Trust II, Inc. began its follow-on public offering on May 23, 2007 and closed its follow-on public offering on January 2, 2009. The total dollar amount registered in the follow-on public offering was $1.5 billion. The total dollar amount raised in the follow-on offering was $1.5 billion. It took Cole Credit Property Trust II, Inc. 40 months to invest 90% of the amount available for investment from its initial and follow-on public offerings. Cole Credit Property Trust II, Inc. began its distribution reinvestment plan offering on September 18, 2008 and suspended its distribution reinvestment plan offering on December 6, 2012. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $285.0 million. The total dollar amount raised in the distribution reinvestment plan offering was $261.3 million.

(2)
These figures are presented as of June 20, 2013, which was the date of Cole Real Estate Investment, Inc.’s (formerly known as Cole Credit Property Trust III, Inc.) listing on the New York Stock Exchange (the "Listing”), and include Cole Real Estate Investments, Inc.’s initial, follow-on public and distribution reinvestment plan offerings. Cole Real Estate Investments, Inc. began its initial public offering on October 1, 2008 and closed its initial public offering on October 1, 2010. The total dollar amount registered in the initial public offering was $2.49 billion. The total dollar amount raised in the initial public offering was $2.2 billion. Cole Real Estate Investments, Inc. began its follow-on public offering after the termination of its initial public offering on October 1, 2010 and closed its follow-on public offering on April 27, 2012. The total dollar amount registered in the follow-on public offering was $2.7 billion. The total dollar amount raised in the follow-on public offering was $2.6 billion. It took Cole Real Estate Investments, Inc. 23 months to invest 90% of the amount available for investment from its initial and follow-on public offerings. Cole Real Estate Investments, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the Securities and Exchange Commission (the "SEC”) on March 14, 2012 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $712.5 million. On June 17, 2013, the board of directors of Cole Real Estate Investments, Inc. voted to terminate the distribution reinvestment plan effective as of June 20, 2013. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $192.4 million.

(3)
These figures are presented as of December 31, 2013. Cole Corporate Income Trust, Inc. began its initial public offering on February 10, 2011 and closed its initial public offering on November 21, 2013. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $1.9 billion. It took Cole Corporate Income Trust, Inc. 35 months to invest 90% of the amount available for investment from its initial offering. Cole Corporate Income Trust, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on September 26, 2013 and automatically became effective with the SEC upon filing. Cole Corporate Income Trust, Inc. expects to continue to issue shares of common stock under the distribution reinvestment plan offering. The total initial dollar amount registered and available to be offered in the distribution reinvestment plan offering is $95.0 million. The total dollar amount raised in the distribution reinvestment plan offering was $6.2 million as of December 31, 2013.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

The following sets forth the operating results of Prior Public Real Estate Programs sponsored by the sponsor of our program, the offerings of which have been closed since January 1, 2009. The information relates only to public programs with investment objectives similar to this program. All figures are as of December 31 of the year indicated, unless otherwise noted.

	Cole Corporate Income Trust, Inc. (in thousands, except distribution data and per share amounts)
	For the Period from April 6, 2010 (Date of Inception) to December 31, 2010	2011	2012	2013
Balance Sheet Data
Total assets	$200	$37,473	$311,292	$2,445,677
Total liabilities	$—	$26,494	$171,908	$823,820
Stockholders’ equity	$200	$10,847	$137,279	$1,588,585
Operating Data
Total revenues	$—	$1,843	$7,472	$87,059
Total expenses	$—	$2,202	$11,430	$115,475
Operating loss	$—	$(359)	$(3,958)	$(28,416)
Interest expense	$—	$(791)	$(1,394)	$(13,028)
Net loss	$—	$(1,143)	$(5,301)	$(40,904)
Cash Flow Data
Cash flows provided by (used in) operating activities	$—	$433	$(2,171)	$1,072
Cash flows used in investing activities	$—	$(33,230)	$(259,738)	$(2,047,275)
Cash flows provided by financing activities	$200	$34,478	$272,216	$2,098,088
Distribution Data
Total distributions	$—	$214	$3,942	$49,840
Distribution Data Per $1,000 Invested
Total distributions paid	$—	$33.12	$65.00	$65.00
Sources of distributions paid:
Net cash provided by operating activities (1)	$—	$33.12	$3.59	$1.40
Proceeds from the issuance of common stock (2)	$—	$—	$61.41	$63.60
Estimated value per share (3)	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) - (Continued)

	Cole Credit Property Trust II, Inc. (in thousands, except distribution data and per share amounts)
	2009	2010	2011	2012	Period from January 1, 2013 to June 30, 2013 (4)
Balance Sheet Data
Total assets	$3,413,104	$3,485,335	$3,430,322	$3,289,536	$3,212,727
Total liabilities	$1,803,360	$1,912,723	$1,944,127	$1,922,109	$1,901,642
Stockholders’ equity	$1,521,984	$1,560,375	$1,471,713	$1,367,306	$1,311,085
Operating Data
Total revenue	$275,455	$269,150	$279,345	$282,852	$142,886
Total expenses	$155,236	$136,833	$138,940	$150,172	$84,105
Operating income	$120,219	$132,317	$140,405	$132,680	$58,781
Interest expense	$98,997	$102,977	$108,186	$107,963	$(52,133)
Net income	$22,406	$30,430	$53,809	$25,397	$6,971
Cash Flow Data
Cash flows provided by operating activities	$116,872	$105,627	$114,449	$118,371	$49,170
Cash flows (used in) provided by investing activities	$(45,497)	$(110,207)	$(18,328)	$11,205	$14,476
Cash flows (used in) provided by financing activities	$(149,443)	$21,954	$(88,707)	$(161,397)	$(68,843)
Distribution Data
Total distributions	$134,983	$129,251	$131,003	$131,378	$65,027
Distribution Data Per $1,000 Invested
Total distributions paid	$66.25	$62.50	$62.50	$62.50	$31.25
Sources of distributions paid:
Net cash provided by operating activities (1)	$60.72	$51.08	$54.60	$56.31	$23.63
Proceeds from the issuance of common stock (2)	$1.59	$1.66	$1.44	$0.11	$—
Net sale proceeds (5)	$—	$—	$5.34	$4.36	$1.95
Principal repayments (6)	$—	$—	$—	$1.72	$5.67
Return of capital from unconsolidated joint ventures	$—	$0.76	$1.12	$—	$—
Net borrowings	$3.94	$9.00	$—	$—	$—
Estimated value per share (3)	N/A	$8.05	$9.35	$9.35	$ 9.45 (7)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) - (Continued)

	Cole Real Estate Investments, Inc. (in thousands, except distribution data and per share amounts)
	2009	2010	2011	2012	Period from January 1, 2013 to June 30, 2013 (8)
Balance Sheet Data
Total assets	$1,005,895	$3,243,658	$5,697,568	$7,453,725	$7,913,173
Total liabilities	$162,050	$1,180,608	$2,579,204	$3,536,315	$3,967,089
Stockholders’ equity	$831,463	$1,996,781	$2,982,988	$3,679,025	$3,929,366
Operating Data
Total revenue	$23,003	$118,238	$323,980	$542,942	$410,517
Total expenses	$28,786	$105,762	$215,113	$334,058	$274,671
Operating (loss) income	$(6,074)	$12,476	$108,867	$208,884	$135,846
Interest expense	$2,352	$22,969	$78,968	$140,113	$(88,007)
(Loss) income from continuing operations	$(7,926)	$(9,422)	$31,718	$87,855	$49,504
Net (loss) income attributable to the company	$(7,821)	$(6,293)	$45,296	$203,338	$69,134
Cash Flow Data
Net cash provided by operating activities	$75	$35,792	$145,681	$242,464	$146,762
Net cash used in investing activities	$(702,105)	$(2,340,776)	$(2,350,677)	$(1,708,688)	$(220,304)
Net cash provided by financing activities	$980,575	$2,136,209	$2,311,407	$1,442,375	$48,512
Distribution Data
Total distributions	$21,764	$112,612	$194,877	$295,653	$160,685
Distribution Data Per $1,000 Invested
Total distributions paid	$66.65	$69.38	$65.00	$65.00	$68.71
Sources of distributions paid:
Net cash provided by operating activities (1)	$0.23	$22.05	$48.59	$53.31	$62.76
Proceeds from the issuance of common stock (2)	$56.85	$36.16	$16.03	$10.57	$—
Distributions received in excess of income from unconsolidated joint ventures	$—	$—	$0.38	$1.12	$1.03
Net borrowings	$9.57	$11.17	$—	$—	$4.92
Estimated value per share (3)	N/A	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED) - (Continued)

(1) Includes cash flows in excess of distributions from prior periods.
(2) Net cash provided by (used in) operating activities reflects a reduction for real estate acquisition related expenses. Real estate acquisition related expenses are treated as funded by proceeds from the offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock are considered a source of distributions to the extent that real estate acquisition related expenses reduced net cash flows provided by (used in) operating activities.
(3) N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the respective company's board of directors. Beginning 18 months after the termination of the offering, or such earlier time as may be required by applicable regulations, the respective company’s board of directors will determine and disclose the per share estimated value of its common stock.
(4) The Spirit Merger was completed on July 17, 2013. Financial data is presented for Cole Credit Property Trust II, Inc. from January 1, 2013 to June 30, 2013, the most recent reporting date prior to the completion of the Spirit Merger.
(5) Net sale proceeds include proceeds in excess of Cole Credit Property Trust II, Inc.’s investment in marketable securities, proceeds from the sale of an unconsolidated joint venture, and proceeds from the sale of real estate and condemnations.
(6) Principal repayments include repayments from mortgage notes receivable and real estate under direct financing leases.
(7) Estimated share value of $9.45 was approved by Cole Credit Property Trust II, Inc.’s board of directors on January 23, 2013, and represents the then-most recent estimated share value as of June 30, 2013.
(8) On April 5, 2013, Cole Credit Property Trust III, Inc. completed a transaction whereby Cole Holdings merged with and into CREInvestments, LLC, a wholly owned subsidiary of Cole Credit Property Trust III, Inc. (the “Cole Holdings Merger”). Cole Credit Property Trust III, Inc. changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange on June 20, 2013. Financial data for 2013 is presented for Cole Real Estate Investments, Inc. as of June 30, 2013.

Past performance is not necessarily indicative of future results.

TABLE IV
RESULTS OF COMPLETED PROGRAMS (UNAUDITED)

This table provides summary information on the results of completed programs since January 1, 2004 by Prior Public Real Estate Programs sponsored by the sponsor of our program, which have similar objectives to those of this program.

	Cole Credit Property Trust II, Inc.	Cole Real Estate Investments, Inc.
Date closed	July 17, 2013	June 20, 2013
Duration in months	97 months	57 months
Aggregate dollar amount raised	$2,266,234,296	$5,043,960,197
Annualized return on investment (1)	3.4%	7.2%
Total annualized return (2)	5.6%	9.9%
Median annual leverage	51.5%	37.2%
Compensation Data:
Amount paid to sponsor: (3)
Selling commissions and dealer manager fees reallowed	$25,741,562	$67,053,734
Acquisition and advisory fees and expenses	70,450,127	157,619,281
Asset management fees and expenses	48,500,845	70,618,980
Property management and leasing fees and expenses	31,730,864	27,305,313
Operating expenses	13,455,324	22,139,113
Other (4)	41,407,253	99,745,877
Total	$231,285,975	$444,482,298

(1)
Calculated as (i) the difference between the aggregate amounts distributed to investors and invested by investors, divided by (ii) the aggregate amount invested by investors multiplied by the number of years from the registrant's initial receipt of offering proceeds from a third party investor to the liquidity event.

(2) The total annualized return calculation assumes the investment was made as of the program’s break of escrow at the gross offering price of $10 per share, was held through the date of the liquidity event and that distributions were paid monthly in cash.
(3) The Cole Holdings Merger was completed on April 5, 2013. The consideration paid to the sponsor in connection with the Cole Holdings Merger is not included in this table. Investors should see the “Prior Performance Summary — Liquidity Track Record — Prior Public Programs” section of the prospectus for a description of the compensation that was and may be paid to the sponsor in connection with the Cole Holdings Merger.
(4) Amounts herein include construction management fees, other offering costs, real estate commissions and finance coordination fees.

Past performance is not necessarily indicative of future results.

TABLE V
SALES OR DISPOSALS OF PROPERTIES (UNAUDITED)

This table provides summary information on the results of sales or disposals of properties since January 1, 2011 by Prior Public Real Estate Programs having similar investment objectives to those of this program. All amounts are through December 31, 2013.

			Selling Price, Net of Closing Costs and GAAP Adjustments						Cost of Properties, Including Closing and Soft Costs
					Purchase					Total		Excess of
			Cash		Money	Adjustments				Acquisition		Property
			Received	Mortgage	Mortgage	Resulting				Cost, Capital		Operating
			Net of	Balance	Taken	from			Original	Improvements,		Cash Receipts
	Date	Date of	Closing	at Time	Back by	Application			Mortgage	Closing and		Over Cash
Property (1)	Acquired	Sale	Costs	of Sale (2)	Program	of GAAP	Total (3)		Financing	Soft Costs (4)	Total	Expenditures
Cole Credit Property Trust, Inc.
CarMax Merriam, KS	04/04	12/11	$4,660,866	$14,175,000	$—	$—	$18,835,866	(5)	$14,175,000	$5,237,436	$19,412,436	$4,262,437
Wawa Portfolio - Various	07/04	07/12	5,061,248	8,580,000	—	—	13,641,248	(6)	7,688,248	5,604,087	13,292,335	10,925,248	(7)
Walgreens Hutchinson, KS	07/05	09/12	1,215,771	3,462,000	—	—	4,677,771	(8)	3,462,000	2,121,134	5,583,134	835,402
Walgreens Newton, KS	07/05	09/12	1,013,121	2,891,000	—	—	3,904,121	(9)	2,891,000	1,779,402	4,670,402	712,887

(1) Cole Credit Property Trust II, Inc. and Cole Credit Property Trust III, Inc. sold all of their properties during 2013 in connection with the Spirit Merger and the Listing, respectively, and were therefore included in Table IV.

(2) Mortgage balance represents face amount of assumed loans and does not represent discounted current value.

(3) None of the amounts are being reported for tax purposes on the installment basis.

(4) The amounts shown do not include a pro rata share of the original offering costs. There was no carried interest received in lieu of commissions in connection with the acquisition of the property.

(5) Cole Credit Property Trust, Inc. recorded a taxable gain of $2.1 million related to the property sale, all of which was a capital gain.

(6) Cole Credit Property Trust, Inc. recorded a taxable gain of $2.8 million related to the sale of three properties, of which $303,000 was an ordinary gain.

(7) This sale represents the disposition of a three property convenience store portfolio that was owned by Cole Credit Property Trust, Inc.

(8) Cole Credit Property Trust, Inc. recorded a taxable loss of $177,000 related to the property sale, all of which was a capital loss.

(9) Cole Credit Property Trust, Inc. recorded a taxable loss of $126,000 related to the property sale, all of which was a capital loss.

Past performance is not necessarily indicative of future results.

     CCPT5-SUP-7